SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2019

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release, dated March 27, 2019, titled:

"G. Willi-Food International reports improvements in major operational parameters in fiscal year 2018 compared to 2017".

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

Date: March 27, 2019	By:	/s/ Amir Kaplan
Name: Amir Kaplan
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS IMPROVEMENTS IN MAJOR
OPERATIONAL PARAMETERS IN FISCAL YEAR 2018 COMPARED TO 2017

THE RESULTS OF OPERATION SHOW A RECORD YEAR FOR THE COMPANY IN 2018:
RECORD YEAR IN SALES, RECORD YEAR IN GROSS PROFIT AND RECORD YEAR IN
OPERATING PROFIT

Sales growth in fiscal year 2018: 8.4% over fiscal year 2017 to NIS 338.2 million
Gross profit growth in fiscal year 2018: 32.1% over fiscal year 2017 to NIS 98.2 million
Operating profit growth in fiscal year 2018: 125.3% over fiscal year 2017 to NIS 37.8 million

YAVNE, Israel - March 27, 2019 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its financial results for the fiscal year ended December 31, 2018.

Fiscal Year 2018 Highlights

•	Sales increased by 8.4% from fiscal year 2017 to NIS 338.2 million (US$ 90.2 million)
•	Gross profit increased by 32.1% from fiscal year 2017 to NIS 98.2 million (US$ 26.2 million)
•	Operating profit increased by 125.3% from fiscal year 2017 to NIS 37.8 million (US$ 10.1 million), or 11.2% of sales
•	Net cash from operating activities increased by 87.3% from fiscal year 2017 to NIS 27.0 million (US$ 7.2 million)
•	Cash and securities balance of NIS 272.2 million (US$ 72.6 million) as of December 31, 2018

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "We are pleased to present the Company's fiscal year 2018 financial report. Since we have been appointed as Co-Chairmen and appointed the new senior management team which initiated the introduction of management systems, routines and procedures, the Company improved all its major operational parameters each quarter in 2018 compared to the respective quarter in 2017.

The results of operation show a record year for the company in 2018:
Record year in sales, record year in gross profit and record year in operating profit.

We are focusing on increasing the Company market share in the food sector in Israel and believe that these management changes and new management's initiatives allow for organizational stability and provide a solid basis for enhanced future growth.

Fiscal 2018 Summary

Sales for fiscal year 2018 increased by 8.4% to NIS 338.2 million (US$ 90.2 million) from NIS 312.0 million (US$ 83.2 million) in fiscal year 2017. Sales increased primarily due to a redirection of resources in favor of sales, increasing the range of the Company's products and proper inventory management.

Gross profit for fiscal year 2018 increased by 32.1% to NIS 98.2 million (US$ 26.2 million) compared to NIS 74.3 million (US$ 19.8 million) recorded in fiscal year 2017. Gross margins for fiscal year 2018 increased by 21.9% to 29.0% compared to gross margins of 23.8% for fiscal year 2017. The increase in gross profit in fiscal year 2018 compared to fiscal year 2017 was primary due to the sales and the gross margin increase resulting from the Company's strategy of selling a favorable mix of products which generate a higher gross margin.

Selling expenses in fiscal year 2018 increased by 4.1% compared to fiscal year 2017 primarily due to an increase of salary resulting from an increase in personnel in the sales department and increase of freight to customers' expenses. Selling expenses as a percentage of sales were 13.0%, compared to the selling expenses of 13.5% in fiscal year 2017.

General and administrative expenses increased by 5.3% from fiscal year 2017 to NIS 16.7 million (US$ 4.4 million) compared to NIS 15.8 million (US$ 4.2 million). The increase in general and administrative expenses was primarily due to an increase in the personnel and in the management's salaries.

As a result, operating profit for fiscal year 2018 increased by 125.3% to NIS 37.7 million (US$ 10.1 million) compared to NIS 16.8 million (US$ 4.5 million) recorded in fiscal year 2017.

Income before taxes for fiscal year 2018 increased by 6.1% to NIS 32.8 million (US$ 8.8 million) compared to NIS 30.9 million (US$ 8.3 million) in fiscal year 2017.

Net profit for fiscal year 2018 remains unchanged at NIS 25.0 million (US$ 6.7 million), or NIS 1.89 (US$ 0.50) per share..

Willi-Food ended fiscal year 2018 with NIS 272.2 million (US$ 72.6 million) in cash and securities with no short-term debt. Net cash from operating activities in fiscal year 2018 was NIS 27.0 million (US$ 7.2 million). Willi-Food's shareholders' equity at the end of December 2018 was NIS 440.9 million (US$ 117.6 million).

NOTE A: NIS to US$ exchange rate used for convenience only

The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate as of December 31, 2018, on which U.S. $1.00 equaled NIS 3.748. The use of US$ is solely for the convenience of the reader.

NOTE B: IFRS

The Company’s consolidated financial results for fiscal year ended December 31, 2018 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers and 2,500 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

The Company recently entered the non-bank credit field (“credit extension activity”), and provided its first loan of NIS 18 million in February 2019. The activity is carried out and managed through W.F.D (Import, Marketing and Trading) Ltd., a wholly-owned and controlled subsidiary of the Company. The activity is funded from the Group’s own resources and is carried out in parallel to the existing activity of importing, marketing and distributing food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 27, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2018	2017	2018	2017
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	134,287	113,062	35,829	30,166
Financial assets at fair value through profit or loss	137,904	143,514	36,794	38,291
Trade receivables	98,017	85,943	26,152	22,930
Other receivables and prepaid expenses	3,744	5,996	999	1,600
Inventories	49,289	39,899	13,151	10,645
Current tax assets	862	6,760	230	1,804
Total current assets	424,103	395,174	113,155	105,436

Non-current assets
Property, plant and equipment	79,611	78,598	21,241	20,971
Less -Accumulated depreciation	40,219	37,389	10,731	9,976
	39,392	41,209	10,510	10,995

Goodwill	36	36	10	10
Deferred taxes	2,882	503	769	134
Total non-current assets	42,310	41,748	11,289	11,139
	466,413	436,922	124,444	116,575
EQUITY AND LIABILITIES
Current liabilities
Trade payables	16,239	12,800	4,333	3,415
Employees Benefits	2,577	2,147	688	573
Other payables and accrued expenses	5,882	5,246	1,569	1,400
Total current liabilities	24,698	20,193	6,590	5,388

Non-current liabilities
Retirement benefit obligation	836	1,148	223	307
Total non-current liabilities	836	1,148	223	307

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding – 13,240,913 shares at December 31, 2018 and December 31, 2017)	1,425	1,425	380	380
Additional paid in capital	128,354	128,354	34,246	34,246
Capital fund	247	247	66	66
Retained earnings	311,476	286,509	83,105	76,443
Capital Fund measurement of the net liability in respect of defined benefit	(623)	(954)	(166)	(255)
	440,879	415,581	117,631	110,880

	466,413	436,922	124,444	116,575
(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2018	2017	2018	2017
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	338,245	311,978	90,247	83,239
Cost of sales	240,032	237,645	64,043	63,406

Gross profit	98,213	74,333	26,204	19,833

Selling expenses	43,823	42,090	11,692	11,230
General and administrative expenses	16,686	15,839	4,452	4,226
Other income	(69)	(361)	(18)	(96)
	60,440	57,568	16,126	15,360

Operating profit	37,773	16,765	10,078	4,473

Financial income	(7,212)	17,937	(1,924)	4,786
Financial expense	(2,256)	3,769	(602)	1,006
Finance Income (expense), net	(4,956)	14,168	(1,322)	3,780

Profit before taxes on income	32,817	30,933	8,756	8,253
Taxes on income	(7,850)	(5,910)	(2,094)	(1,577)

Net Income	24,967	25,023	6,662	6,676

Earnings per share:
Basic earnings per share	1.89	1.89	0.50	0.50

Diluted earnings per share	1.89	1.89	0.50	0.50

Shares used in computation of basic EPS	13,240,913	13,240,913	13,240,913	13,240,913

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2018	2017	2018	2017
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	24,967	25,023	6,662	6,676
Adjustments to reconcile net income to net cash from operating activities (Appendix A)	2,074	(10,584)	552	(2,824)
Net cash from continuing operating activities
	27,041	14,439	7,214	3,852

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(2,143)	(2,650)	(572)	(707)
Proceeds from sale of property plant and Equipment	415	361	111	96
Redemption of non-current financial assets	3,970	2,168	1,060	578
Proceeds used in purchase of marketable securities, net	(8,058)	(30,833)	(2,150)	(8,227)
Net cash from (used in) continuing investing activities	(5,816)	(30,954)	(1,551)	(8,260)

Increase (decrease) in cash and cash equivalents	21,225	(16,515)	5,663	(4,408)
Cash and cash equivalents at the beginning of the year	113,062	129,577	30,166	34,574
Cash and cash equivalents of the end of the year	134,287	113,062	35,829	30,166

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2018	2017	2018	2017
	NIS		US dollars (*)
	In thousands (except per share and share data)

CASH FLOWS - OPERATING ACTIVITIES: A. Adjustments to reconcile net profit to net cash from operating activities
Decrease (Increase) in deferred income taxes	(2,379)	1,851	(635)	494
Unrealized loss (gain) on marketable securities	13,673	(7,760)	3,647	(2,070)
Depreciation and amortization	3,614	3,682	964	982
Capital gain on disposal of property plant and equipment	(69)	(361)	(18)	(96)
gain from non - tradable financial assets	-	(5,368)	-	(1,432)

Changes in assets and liabilities:
Decrease in trade receivables and other receivables	(7,898)	(5,034)	(2,107)	(1,343)
Decrease (Increase) in inventories	(9,390)	1,978	(2,505)	528
Decrease in trade and other payables, and other current and non-current liabilities	4,523	428	1,206	113
	2,074	(10,584)	552	(2,824)
B. Significant non-cash transaction:
Supplemental cash flow information:

Income tax paid	7,711	5,926	1,906	1,581

(*)          Convenience Translation into U.S. Dollars.

Company Contact:
G. Willi - Food International Ltd.
Amir Kaplan, Chief Financial Officer
 (+972) 8-932-1000
amir.k@willi-food.co.il

SOURCE: G. Willi-Food International Ltd.